Exhibit 3.1

FOURTH AMENDMENT

TO THE

FIFTH AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

CRESTWOOD EQUITY PARTNERS LP

This Fourth Amendment (this “Amendment”) to the Fifth Amended and Restated Agreement of Limited Partnership of Crestwood Equity Partners LP, a Delaware limited partnership (the “Partnership”), dated as of April 11, 2014, amended by the First Amendment to the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of September 30, 2015, the Second Amendment to the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of November 8, 2017 and the Third Amendment to the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of May 30, 2018 (as so amended, the “Partnership Agreement”), is entered into effective as of June 28, 2019, at the direction of Crestwood Equity GP LLC, as the Managing General Partner of the Partnership (the “Managing General Partner”), pursuant to authority granted to it in Section 13 of the Partnership Agreement. Capitalized terms used but not defined herein have the meanings ascribed to them in the Partnership Agreement.

RECITALS

WHEREAS, Section 5.8(d) of the Partnership Agreement describes the voting rights of Preferred Holders;

WHEREAS, pursuant to Section 2.01(a) of that certain Registration Rights Agreement by and among the Partnership and the purchasers thereto, dated as of September 30, 2015 (the “Registration Rights Agreement”), certain Preferred Holders have demanded that the Partnership file a registration statement (the “Registration Statement”) to permit the public resale of the Preferred Units;

WHEREAS, pursuant to Section 2.05(k) of the Registration Rights Agreement, the Partnership will use its reasonable best efforts to cause the Preferred Units registered pursuant to the Registration Statement to be listed on each securities exchange or nationally recognized quotation system on which the Common Units issued by the Partnership are then listed, which, in the case of the Common Units, is the New York Stock Exchange (“NYSE”);

WHEREAS, in order to meet the listing requirements of the NYSE, certain terms of the Preferred Units are required to be amended;

WHEREAS, pursuant to Section 5.8(d)(ii)(A) of the Partnership Agreement, the affirmative vote of the then-applicable Voting Threshold of the Outstanding Preferred Units is necessary to amend the Partnership Agreement in any manner that alters or changes the rights, powers, privileges or preferences or duties and obligations of the Preferred Units in any material respect; and

WHEREAS, such affirmative vote has been obtained.

NOW, THEREFORE, in consideration of the covenants, conditions and agreements contained herein, the Managing General Partner does hereby agree as follows:

A. Amendments.

Section 5.8(d)(ii) is hereby amended and restated as follows:

(ii) Notwithstanding any other provision of this Agreement, in addition to all other requirements imposed by Delaware law, and all other voting rights granted under this Agreement:

A)

the affirmative vote of a Super-Majority Interest, voting separately as a class with one vote per Preferred Unit, shall be necessary to amend this Agreement in any manner that (1) alters or changes the rights, powers, privileges or preferences or duties and obligations of the Preferred Units in any material respect, (2) except as contemplated herein, increases or decreases the authorized number of Preferred Units (including without limitation any issuance of additional Preferred Units, other than PIK Units), or (3) otherwise adversely affects the Preferred Units, including without limitation the creation (by reclassification or otherwise) of any class of Senior Securities (or amending the provisions of any existing class of Partnership Interests to make such class of Partnership Interests a class of Senior Securities); provided, however, that the Partnership may, without the affirmative vote of a Super-Majority Interest (subject to the Restrictions set forth below), create (by reclassification or otherwise) and issue Junior Securities and Parity Securities (including by amending the provisions of any existing class of Partnership Interests to make such class of Partnership Interests a class of Junior Securities or Parity Securities) in an unlimited amount, with respect to Junior Securities, and, with respect to Parity Securities, in an amount not to exceed $300 million in aggregate face value and that shall not be convertible into more than 48,125,000 Common Units, subject to appropriate adjustment in accordance with Section 5.8(b)(xi), provided that such Junior Securities (other than Common Units) or Parity Securities will not (x) have a stated date of maturity or be redeemable for cash (other than in connection with a Cash COC Event) or (y) provide for payment of distributions in cash at any time when (i) the Preferred Unit Distributions are not paid in cash or (ii) there are accrued and unpaid distributions on the Preferred Units (collectively, the “Restrictions”), and provided, further, that the Unit Purchasers shall have preemptive rights with respect to any such Parity Securities, which preemptive rights shall be effected on a Pro Rata basis among the Outstanding Preferred Units, including any Outstanding PIK Units, then-owned by the Unit Purchasers and their respective Affiliates;

B)

to the extent that any proposed amendment to this Agreement having an effect described in clause (1), (2) or (3) of Section 5.8(d)(ii)(A) above would adversely affect any Preferred Holder in a disproportionate manner as compared to any other Preferred Holder, the consent of such Preferred Holder so adversely and disproportionately affected, in addition to the affirmative vote of a Super-Majority Interest pursuant to Section 5.8(d)(ii)(A), shall be necessary to effect such amendment;

C)

the affirmative vote of the then-applicable Voting Threshold of the Outstanding Preferred Units, voting separately as a class with one vote per Preferred Unit, shall be necessary prior to designating the Preferred Units, including the PIK Units, as Designated Preferred Stock (as defined in the Crestwood Indentures) under the Crestwood Indentures or, to the extent applicable, any future indenture of the Partnership or any Subsidiary of the Partnership; and

D)

the affirmative vote of a Super-Majority Interest, voting separately as a class with one vote per Preferred Unit, shall be necessary prior to the Partnership making an election to be treated as a corporation for U.S. federal tax law purposes.

B. Agreement in Effect. Except as hereby amended, the Partnership Agreement shall remain in full force and effect.

C. Applicable Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to principles of conflicts of laws.

D. Severability. Each provision of this Amendment shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Amendment that are valid, enforceable and legal.

[Signature on following page]

IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

MANAGING GENERAL PARTNER:

Crestwood Equity GP LLC

By:	/s/ Robert T. Halpin
Name:	Robert T. Halpin
Title:	Executive Vice President and Chief Financial Officer

Signature Page to

Fourth Amendment to the Fifth Amended and Restated

Agreement of Limited Partnership of

Crestwood Equity Partners LP